Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	1999	2000	2001	2002	2003	Six Months Ended June 30, 2004
Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$38,347	$(69,669)	$49,071	$35,090	$96,734	$48,929
Interest Expense
Notes payable and other debt	81,533	87,557	80,197	71,027	61,790	32,320
United States Settlement	—	—	4,592	5,461	4,943	—

Earnings	$119,880	$17,888	$133,860	$111,578	$163,467	$81,249

Interest Expense
Notes payable and other debt	81,533	87,557	80,197	71,027	61,790	32,320
United States Settlement	—	—	4,592	5,461	4,943	—

Fixed Charges	$81,533	$87,557	$84,789	$76,488	$66,733	$32,320

Ratio of Earnings to Fixed Charges and preferred stock dividends (a)	1.47	—	1.58	1.46	2.45	2.51

(a)	Earnings were insufficient to cover fixed charges by $69.7 million in 2000. Earnings in 2000 were reduced by $96.5 million for the United States Settlement.